Exhibit 99.1

For Immediate Release

BCE reports results of Series Y and Z preferred share conversions

MONTRÉAL, November 18, 2022—BCE Inc. (TSX: BCE) (NYSE: BCE) today announced that 137,274 of its 1,918,509 fixed-rate Cumulative Redeemable First Preferred Shares, Series Z (“Series Z Preferred Shares”) have been tendered for conversion on December 1, 2022, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series Y (“Series Y Preferred Shares”). In addition, 1,196,313 of its 8,079,291 Series Y Preferred Shares have been tendered for conversion on December 1, 2022, on a one-for-one basis, into Series Z Preferred Shares. Consequently, on December 1, 2022, BCE will have 2,977,548 Series Z Preferred Shares and 7,020,252 Series Y Preferred Shares issued and outstanding. The Series Z Preferred Shares and the Series Y Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.Z and BCE.PR.Y, respectively.

The Series Z Preferred Shares will pay on a quarterly basis, for the five-year period beginning on December 1, 2022, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 5.346%.

The Series Y Preferred Shares will continue to pay a monthly floating adjustable cash dividend for the five-year period beginning on December 1, 2022, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the Series Y Preferred Shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Ellen Murphy

ellen.murphy@bell.ca

Investor inquiries:

Richard Bengian

richard.bengian@bell.ca